SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar plan year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-10726

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

C-COR.net Corp. Retirement Savings and Profit Sharing Plan

B. Name of the issuer of the securities help pursuant to the plan and the address of its principal executive offices:

C-COR Incorporated

60 Decibel Road

State College, Pennsylvania 16801-7530

Notices and communications from the Securities and Exchange

Commission relative to this report should be forwarded to:

David A. Woodle

President and CEO

C-COR Incorporated

60 Decibel Road

State College, Pennsylvania 16801

(814) 238-2461

REQUIRED INFORMATION

A. Financial Statements

Financial Statements and Supplemental Schedule dated as of December 31, 2003 and 2002 (with Report of Independent Registered Public Accounting Firm thereon)

B. Exhibits

23.1 Consent of Independent Registered Public Accounting Firm
23.2 Consent of Independent Registered Public Accounting Firm

C-COR.NET CORP.

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2003 AND 2002

&

REPORTS OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

&

SUPPLEMENTAL SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of C-COR.net Corp.:

We have audited the accompanying statement of net assets available for benefits of C-COR.net Corp. Retirement Savings and Profit Sharing Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parente Randolph, PC

Wilkes-Barre, Pennsylvania

June 21, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

C-COR.net Corp.:

We have audited the accompanying statement of net assets available for benefits of the C-COR.net Corp. Retirement Savings and Profit Sharing Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Harrisburg, Pennsylvania

July 3, 2003

C-COR.NET CORP.

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
INVESTMENTS:
At estimated fair value:
Pooled separate accounts	$13,916,275	$9,135,892
Participant loans	449,196	521,378

	14,365,471	9,657,270
At quoted fair value, C-COR.net Corp. common stock	3,887,900	1,247,674

At contract value, Investment contract with insurance company	6,003,384	6,497,195

Total investments	24,256,755	17,402,139
CASH AND CASH EQUIVALENTS	30,362	—

CONTRIBUTIONS RECEIVABLE - EMPLOYEES	17	87,986

CONTRIBUTIONS RECEIVABLE - EMPLOYER	17	80,638

NET ASSETS AVAILABLE FOR BENEFITS	$24,287,151	$17,570,763

See Notes to Financial Statements

C-COR.NET CORP.

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CHANGES IN NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Interest	$218,629	$293,156
Net appreciation (depreciation) in fair value of investments	5,777,667	(5,762,431)

Total	5,996,296	(5,469,275)

Contributions:
Employer contributions	1,331,278	1,771,382
Employee contributions	2,158,446	2,444,554
Rollover contributions	349,754	1,054,115

Total	3,839,478	5,270,051

Net change	9,835,774	(199,224)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions	3,123,835	2,910,868
Administrative expenses	40,852	35,277

Total deductions	3,164,687	2,946,145

TRANSFERS TO PLAN	45,301	—

Net increase (decrease)	6,716,388	(3,145,369)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	17,570,763	20,716,132

End of year	$24,287,151	$17,570,763

See Notes to Financial Statements

C-COR.NET CORP.

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the C-COR.net Corp. Retirement Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The provisions of the Plan are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code (“IRC”). The Plan was established January 1, 1987. Employees become eligible to participate in the Plan commencing on the earlier of 30 consecutive days of employment or completion of 1,000 hours of service. The Plan covers substantially all employees of C-COR.net Corp. (the “Company”) and certain affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2003, the Plan was amended to adopt an amended and restated plan agreement which implemented vesting provisions, which qualified the Plan as a Safe Harbor Plan, as well as other provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

Contributions

EMPLOYEE DIRECTED CONTRIBUTIONS

Participants may direct the Company to reduce their compensation, as defined in the Plan, up to a maximum amount established by the Internal Revenue Service annually. Non-Highly Compensated (“NHC”) participants may reduce their compensation by 1% to 100% (in whole percentages) and Highly Compensated (“HC”) participants may reduce their compensation by 1% to 15% (in whole percentages). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 21 pooled separate accounts, Company common stock and an insurance investment contract as investment options for participants.

EMPLOYER MATCHING CONTRIBUTIONS

The Company may match eligible employee contributions. The employer matching rate percentage is determined annually by the Company’s Compensation Committee of the Board of Directors. The employer match was equal to one dollar for each dollar contributed up to 6% of eligible pay in 2003 and 2002.

C-COR.Net Corp.

Retirement Savings And Profit Sharing Plan

Notes To Financial Statements

Employer Discretionary Contributions

Subject to the approval by the Company’s Compensation Committee of the Board of Directors, the Company may contribute a discretionary amount to the Plan. This amount will be allocated to all eligible employees based on their individual compensation, as defined in the Plan, compared to the total compensation of all employees eligible to participate. There were no employer discretionary contributions in 2003 or 2002.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the employer’s matching and discretionary contributions (if applicable) and (b) allocations of Plan earnings. In addition, each participant’s account is charged with an allocation of the administrative expenses incurred by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. During Plan Year 2003, employees are 100% vested in the employer contributions as the Plan is a Safe Harbor Plan. The Compensation Committee of the Board of Directors will review and make a determination on the Safe Harbor classification on an annual basis. For years prior to 2003, employees become vested in the employer’s contribution portion of their account according to the following schedule:

YEARS OF CREDITED SERVICE	PERCENT VESTED
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

For vesting calculations for transfer of assets to the Plan related to acquisitions, the Plan maintains the prior plan’s vesting schedule for these transferred assets.

C-COR.Net Corp.

Retirement Savings And Profit Sharing Plan

Notes To Financial Statements

Participant Loans

Participants may borrow up to 50% of their vested account balance, with a maximum aggregate balance of $50,000 per participant. Loans are stated at the unpaid principal balance, which approximates fair value, and interest accrues at a rate of prime plus 1% at the time of the loan. The loans are secured by the balance in the participant’s account. Interest rates ranged from 5.00% to 10.50% and 5.75% to 10.50% at December 31, 2003 and 2002, respectively, which are commensurate with local prevailing interest rates. Principal and interest is paid ratably through payroll deductions.

Payment Of Benefits

Benefits under the Plan are paid upon separation from service, death, disability, or retirement. Upon a participant’s death, the entire account balance will be paid to his/her beneficiary. Hardship withdrawals are permitted for “severe” financial hardships, as defined by the Plan.

Forfeited Accounts

Employer matching contributions and employer discretionary contributions that are forfeited are used to reduce the amount of future employer matching and employer discretionary contributions. Employer contributions were reduced by $230,983 and $112,630 during 2003 and 2002, respectively, from forfeited nonvested accounts. At December 31, 2003, forfeited nonvested accounts totaled $6,583, which will be used to reduce employer contributions in 2004.

2.	Summary Of Significant Accounting Policies

Basis Of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

C-COR.net Corp.

Retirement Savings and Profit Sharing Plan

Notes to Financial Statements

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Investment Valuation And Income Recognition

The Plan’s investments are stated at fair value except for the investment contract with an insurance company, which is valued at contract value which approximates fair value. The Plan’s pooled separate accounts are valued based on the net unit value as determined by CIGNA Retirement & Investment Services (“CIGNA”), the custodian of the Plan. The Company’s common stock is stated at market value as quoted on the National Association of Securities Dealers Automated Quotation System. Participant loans are stated at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment Of Benefits

Benefits are recorded when paid.

Reclassifications

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 reporting format.

C-COR.net Corp.

Retirement Savings and Profit Sharing Plan

Notes to Financial Statements

3.	INVESTMENTS

The following table presents investments at December 31, 2003 and 2002. Investments that represent five percent or more of the Plan’s net assets are separately identified.

	2003		2002
Investments at estimated fair value:
Pooled separate accounts:
S&P 500 Index	$2,161,810		$1,616,345
Levin Large Company Value	—		1,585,442
CIGNA Lifetime 40	1,577,526		1,237,405
Mid Cap Growth Artisan Partners	1,531,430		1,037,356
Berger Small Company Value	—		1,021,979
Janus Worldwide	—		907,951
Perkins Wolf McDonnell Small Value	1,807,356		—
T. Rowe Price Equity Income	2,060,139		—
Oppenheimer Global – CL A	1,313,390		—
Other	3,464,624		1,729,414
Participant loans	449,196	*	521,378	*

	14,365,471		9,657,270

Investments at quoted fair value, C-COR.net Corp. common stock	3,887,900		1,247,674

Investment at contract value, CIGNA Guaranteed Income Contract	6,003,384		6,497,195

Total investments	$24,256,755		$17,402,139

*	Less than 5% of Plan net assets

C-COR.net Corp.

Retirement Savings and Profit Sharing Plan

Notes to Financial Statements

During the years ended December 31, 2003 and 2002, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Investments at estimated fair value, Pooled separate accounts	$2,745,954	$(2,280,770)
Investments at quoted fair value, C-COR.net Corp. common stock	3,031,713	(3,481,661)

Net appreciation (depreciation) in fair vaIue	$5,777,667	$(5,762,431)

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has an investment contract with CIGNA, and contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by CIGNA. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield of the CIGNA Guaranteed Income Contract was 3.05% and 4.40% in 2003 and 2002, respectively. The crediting interest rate as of December 31, 2003 and 2002 was 2.80% and 4.15%, respectively.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts, and any unallocated assets of the Plan will be allocated to participant accounts and distributed in such a manner as the Company may determine.

C-COR.net Corp.

Retirement Savings and Profit Sharing Plan

Notes to Financial Statements

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated January 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and is exempt from federal income taxes.

7.	RELATED-PARTY TRANSACTIONS

Plan investments include units of pooled separate accounts and a general account administered by CIGNA. CIGNA is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan maintains investments in the Company’s common stock.

8.	CONTINGENCIES

As a result of certain reductions in force by the Company during the years ended December 31, 2003, 2002 and 2001, there is a possibility that a partial termination of the Plan, as defined, occurred. If a partial termination occurred, the unvested employer contribution portion of the accounts of all individuals who were involuntarily terminated should have become fully vested instead of being forfeited. If a determination is made that a partial termination occurred, the Company intends to take all necessary steps to restore forfeited contributions; plus applicable earnings thereon, to the accounts of individuals who were involuntarily terminated.

9.	PLAN ADMINISTRATIVE EXPENSES

Certain administrative expenses for the Plan are paid by the Company.

C-COR.net Corp.

Retirement Savings and Profit Sharing Plan

Notes to Financial Statements

10.	TRANSFER TO PLAN

During 2003, two employees of Worldbridge Broadband Services, a wholly-owned subsidiary of the Company, became employees of the Company. These employees transferred their participant balances of $45,301 in the Worldbridge Broadband Services 401(k) Plan to the Plan in 2003.

11.	SUBSEQUENT EVENT

CIGNA was acquired by Prudential Financial in 2004. Prudential Financial assumed the Plan custodian and recordkeeping responsibilities previously performed by CIGNA. The change had no effect on the Plan.

C-COR.net Corp.

Retirement Savings and Profit Sharing Plan

Notes to Financial Statements

C-COR.NET CORP.

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

EIN: 24-0811591 PLAN NUMBER: 003

SCHEDULE H, LINE 4a - SCHEDULE OF

DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

PARTICIPANT CONTRIBUTIONS TRANSFERRED LATE TO PLAN	TOTAL THAT CONSTITUTE NONEXEMPT PROHIBITED TRANSACTION
$242	$242

See Notes to Financial Statements

C-COR.net Corp.

Retirement Savings and Profit Sharing Plan

Notes to Financial Statements

C-COR NET CORP.

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

EIN: 24-0811591 PLAN NUMBER: 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b)	(c)	(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT	COST	CURRENT VALUE
*	C-Cor.net Corp.	Common stock	N/R	$3,887,900
*	CIGNA Retirement & Investment Services	Guaranteed Investment Contract, Guaranteed Income Contract	N/R	6,003,384
*		Pooled Separate Accounts:
*		Mid Cap Growth Artisan Partners	N/R	1,531,430
*		American Century Equity Income	N/R	154,143
*		S & P 500 Index	N/R	2,161,810
*		Morgan Stanley Large Cap Growth	N/R	574,825
*		Morgan Stanley Balanced SSGA	N/R	1,056
*		T Towe Price Equity Income	N/R	2,060,139
*		Oppenheimer Global-CL A	N/R	1,313,390
*		Oakmark Equity and Income	N/R	80,203
*		CIGNA Lifetime 30	N/R	466,815
*		CIGNA Lifetime 20	N/R	107,879
*		CIGNA Lifetime 40	N/R	1,577,526
*		Templeton Growth	N/R	108,719
*		CIGNA Lifetime 50	N/R	608,604
*		Nations International Value CL A	N/R	168,971
*		American Century International Growth Account INV	N/R	228,895
*		CIGNA Lifetime 60	N/R	88,490
*		TimesSquare Small Cap Growth	N/R	519,794
*		TimesSquare Core BD DNH Index	N/R	356,230
*		Perkins Wolf McDonnell Small Value	N/R	1,807,356
*	PARTICIPANT LOANS	Participant loans with various rates of interest from 5.00% to 10.50%	$0	449,196

		TOTAL		$24,256,755

*	Parties-in-interest, as defined by ERISA

N/R – Participant directed investment; cost not required to be reported

See Notes to Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

C-COR.net Corp. Retirement Savings and
Profit Sharing Plan

C-COR Incorporated
Plan Administrator

DATE: June 28, 2004	By:	/s/ William T. Hanelly
William T. Hanelly
Chief Financial Officer, Treasurer and Secretary